UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 17, 2019, BeyondSpring Inc. (the “Company”) entered into an Underwriting Agreement  (the “Underwriting Agreement”) with William Blair & Company, L.L.C.  (“William Blair”), relating to an offering of an aggregate of 2,058,825 ordinary shares (the “Firm Shares”) of the Company, par value $0.0001 per share. The public offering price was $17.00 per Firm Share, and the gross proceeds from the public offering were $35.0 million, before deducting underwriting discounts and commissions and other offering expenses. Pursuant to the Underwriting Agreement, the Company has granted William Blair an option for 30 days to purchase up to an additional 308,823 of the Company’s ordinary shares.

The Firm Shares were sold pursuant to a prospectus supplement, dated July 17, 2019, and related prospectus, dated May 3, 2018, each filed with the U.S. Securities and Exchange Commission (the “SEC”), relating to the Company’s registration statement on Form F-3 (File No. 333-224437).

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and is incorporated herein by reference. The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Maples and Calder (Hong Kong) LLP relating to the validity of the securities to be issued pursuant to the Underwriting Agreement is filed herewith as Exhibit 5.1.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-224437) and Registration Statement on Form S-8 (File No. 333-216639).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
	Name:	Lan Huang
	Title:	Chairman and Chief Executive Officer

Date: July 19, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement, dated as of July 17, 2019, by and between the Company and William Blair.
5.1	Opinion of Maples and Calder (Hong Kong) LLP.
23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).